Exhibit 99.97

news release

6 Adelaide Street East, Suite 500	Shares outstanding: 50,667,328
Toronto, ON M5C 1H6	TSX: BLE, BLE.WT

Frankfurt: A6R
NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
September 12, 2006
BLUE PEARL FILES PRELIMINARY SHORT FORM PROSPECTUS
FOR PUBLIC OFFERING OF SUBSCRIPTION RECEIPTS
Blue Pearl Mining Ltd. announced today that it has filed a preliminary short form prospectus in all provinces of Canada in connection with the proposed public offering, on a best efforts basis, of subscription receipts. Each subscription receipt will entitle the holder thereof to receive one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share for a period of five years from the closing of the offering at an exercise price to be determined prior to filing the final short form prospectus. The offering will be conducted through a syndicate of agents co-led by GMP Securities L.P. and UBS Securities Canada Inc., and including Canaccord Capital Corporation, Orion Securities Inc., Blackmont Capital Inc., Dundee Securities Corporation and Toll Cross Securities Inc. The company will grant the agents an over-allotment option for a period of 30 days from the closing of the offering under which they may purchase up to an additional 15% of the number of subscription receipts issued pursuant to the offering, to cover over-allotments, if any, and for market stabilization purposes.
Blue Pearl plans to use the net proceeds from the financing to fund, together with US$450 million of debt financing, the acquisition of Thompson Creek Metals Company (“Thompson Creek”) announced by Blue Pearl on September 5, 2006, transaction costs relating to the acquisition and for general corporate and working capital purposes.
The price of the subscription receipts will be determined by negotiation between the agents and the company prior to filing the final short form prospectus. The gross proceeds of the offering will be held in escrow until all of the conditions precedent to the acquisition of Thompson Creek have been fulfilled.

The offering is scheduled to close on or about October 5, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the securities regulatory authorities.
The securities being offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This news release is not an offer of securities for sale in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling securityholder and that will contain detailed information about the company and management, as well as financial statements.
About Blue Pearl
Blue Pearl is a Canadian mineral resource company developing the Davidson Deposit, a high-grade underground molybdenum deposit near Smithers, B.C.

Ian McDonald, Chairman and CEO	Christina Lalli
Blue Pearl Mining Ltd.	Renmark Financial Communications Inc.
Tel: 416-860-1438	Tel.: 514-939-3989
info@bluepearl.ca	clalli@renmarkfinancial.com

Olav Svela, VP, Investor Relations
Tel: 416-860-1438
Toll free: 1-800-827-0992
osvela@bluepearl.ca
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s preliminary short form prospectus dated

September 11, 2006 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.